DIRECTED ELECTRONICS
1 Viper Way
Vista, CA 92083
December 12, 2005
Via Facsimile (202-772-9205) and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Howard Baik

Re:	Directed Electronics, Inc. Form S-1 File No. 333-127823
Ladies and Gentlemen:
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Directed Electronics, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 11:00 a.m., Eastern time, on Thursday, December 15, 2005, or as soon as practicable thereafter.
          The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DIRECTED ELECTRONICS, INC.
By:	/s/ John D. Morberg
	Name:	John D. Morberg
	Title:	Vice President — Finance and Chief Financial Officer